Sharon D. Mitchell, Attorney at Law
SD Mitchell & Associates, PLC
829 Harcourt Rd. ∙ Grosse Pointe Park, Michigan 48230
 (248) 515-6035 (Phone) (248) 751-6030 (Facsimile) sharondmac2013@gmail.com

8 September 2021

Ms. Anna Abramson
Mr. Larry Spirgel
United States Securities
 And Exchange Commission
Division of Corporation Finance
Office of Technology
Mail Stop 3561
Washington, D.C. 20549

Re:	GZ6G Technologies Corp.
Registration Statement on Form S-1/A
Filed August 23, 2021
File No. 333-256224

Dear Ms. Abramson:

We are in receipt of your correspondence dated August 31, 2021, and on behalf of Mr. Cole Smith, Chief Executive Officer of GZ6G Technologies Corp., I would like to take this opportunity to respond to your comments in said correspondence and with regard to the above-referenced Form S-1 Registration Statement for GZ6G Technologies Corp.
Amendment No. 2 to Form S-1 filed August 23, 2021
Cover Page
1. The offering of shares by your selling shareholders remains unclear.  Your cover page disclosure does not reconcile with the information in your Selling Stockholders table on page 21.  For example, the number of shares being registered on behalf of the selling stockholders does not match.  Please revise.
Response:  We have revised this section to more clearly explain the selling shareholders.
Risk Factors
We are partly dependent on our partner network company…page 15

2. We note your response to prior comment 8.  Here or in the Description of Business section, please provide additional details on your relationship with CenturyLink, including whether you have any written agreements in place.

Response:  We have revised this section to more clearly detail our relationship with CenturyLink.

Ms. Anna Abramson
Mr. Larry Spirgel
United States Securities
 And Exchange Commission
Re:  GZ6G Technologies Corp.; File No. 333-256224
8 September 2021

Selling Stockholders, page 20

3. Explain why neither selling stockholder owns any shares in the Company prior to this offering when the disclosure on your cover page makes clear that the Company has received 100% of the proceeds from the sale of shares to the selling stockholders.

Response:  We have revised this section.

The Offering, page 21

4. Substantially revise to disclose the material terms of your Equity Purchase Agreement.  For example, discuss any conditions to initiating a put under the Agreement.  Make clear that the Company initiates a put and the investor is obligated to purchase all of the shares under the put for $0.30 per share regardless of the market price of the Company’s common stock.

Response:  We have revised this section to more clearly state the Agreement.

Description of Business
Company Overview, page 26

5. We note the additional detail provided about the current status of the business for the Green Zebra Smart Networks division in response to prior comment 13.  Please also describe the current revenue-generating activities, customers, and the status of development efforts for, anticipated timeframe for completion of, and any material costs associated with your planned products and services for your other divisions.  Refer to Item 101 of Regulation S-K.

6.  We note your disclosre here and in the Prospectus Summary that the Green Zebra Smart Networks division expects to begin onboarding clients in August 2021 and is “hopeful that our Green Zebra Smart Network Irvine, California local office will begin generating revenue in recurring revenue by the middle to the end of 2022.”  However, it also states “The Company is not yet generating revenue and we have not yet finished executing contracts; however, we are in negotiations with two different venues that we hope to finalize by the end of December 2021 (page 6) or “by the end of September (page 30).  Please reconcile these timelines.  Please also update the July and August 2021 plans described in this section to indicate whether they were executed.

Response:  We have revised these sections to more accurately state the Company’s progress.

Market Opportunity, page 30

7. Please address prior comment 15 by disclosing the nature of the “relationships with large public companies smart solutions teams selling” your products and services.

Response: We have eliminated this reference.

Sponsorship Commitments & Current Contracts, page 32

8. In prior comment 9, we noted your disclosure that GZ6G has relationships with Fortune 500 companies and “many of these companies have annual budgets of $20 million to $50 million for marketing opportunities to consumers through GZ6G Technologies Wi-Fi networks.”  Please describe your basis for concluding that these companies have budgets set for your networks and how you determined the amount of these budgets.

Ms. Anna Abramson
Mr. Larry Spirgel
United States Securities
 And Exchange Commission
Re:  GZ6G Technologies Corp.; File No. 333-256224
8 September 2021

Response: We have eliminated this section.

Hardware and Software Solutions Today, page 34

9. Please describe the status of development efforts for, anticipated timeframe for the completion of, and any material costs associated with the GZ6G chip.

Response:  We have revised this section to eliminate reference to the GZ6G chip, as we have had to postpone any development of this chip.

Executive Summaries, page 50

10. Please provide the business experience during the last five years of Messrs. Hale and Procanik, including principal occupations and employment and the name and principal business of any corporation or other organization in which those occupations and employment were carried on.  Refer to Item 401(e) of Regulation S-K.

Response:  We have revised this section to include the employment and occupations for Messrs. Hale and Procanik for the past five years.

Security Ownership of Certain Beneficial Owners and Executive Management, page 54

11. We note your response to prior comment 19.  Please include the shares underlying Mr. Smith’s Class A preferred stock in his common share holdings in the security ownership table even though they were not compensation pursuant to Item 403 of Regulation S-K and Rule 13d-3 of the Exchange Act.

Response:  We have revised this table to include the Preferred Stock owned by Mr. Smith.

Thank you for your kind assistance regarding this matter.  Should you have any questions, or need further information, please do not hesitate to contact me at any of the numbers listed above, or Mr. Cole Smith at (949) 872-1965.

With best regards,

/s/Sharton D. Mitchell
Sharon D. Mitchell

/
cc: Mr. Cole Smith
      Chief Executive Officer
      GZ6G Technologies Corp.